UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. — PETROBRAS (Exact name of registrant as specified in its charter)
BRAZILIAN PETROLEUM CORPORATION — PETROBRAS (Translation of registrant’s name into English)

Avenida República do Chile, 65 20035-900 — Rio de Janeiro — RJ, Brazil (55-21) 3224-4477 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a  material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) (No. 333-183618) and Petrobras Global Finance B.V. (“PGF”) (No. 333-183618-01) and its accompanying prospectus supplement dated as of January 7, 2014.

Exhibits

Exhibit 4.1 — Guaranty for the 2018 Notes

Exhibit 4.2 — Tenth Supplemental Indenture

Exhibit 4.3 —  Form of 2.750% Global Notes due 2018 (included in Exhibit 4.2)

Exhibit 4.4 — Guaranty for the 2021 Notes

Exhibit 4.5 — Eleventh Supplemental Indenture

Exhibit 4.6 — Form of 3.750% Global Notes due 2021 (included in Exhibit 4.5)

Exhibit 4.7 — Guaranty for the 2025 Notes

Exhibit 4.8 — Twelfth Supplemental Indenture

Exhibit 4.9 —  Form of 4.750% Global Notes due 2025 (included in Exhibit 4.8)

Exhibit 4.10 — Guaranty for the 2034 Notes

Exhibit 4.11 — Thirteenth Supplemental Indenture

Exhibit 4.12 —  Form of 6.625% Global Notes due 2034 (included in Exhibit 4.11)

Exhibit 5.1 — Opinion of internal counsel to Petrobras

Exhibit 5.2 — Opinion of Houthoff Buruma, Dutch counsel to PGF and Petrobras

Exhibit 5.3 — Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to PGF and Petrobras

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS By: /s/ Larris Carris Cardoso Name: Larris Carris Cardoso Title: Corporate Finance Manager
By: /s/ Guilherme Ribeiro de Almeida Name: Guilherme Ribeiro de Almeida Title: Foreign Exchange Sectorial Manager

Date: January 14, 2013